File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

03 SEP 25 AM 7:21

12 September 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref. MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

03032234

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Michelle.Woodall@stplc.com

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

dlw 9/25

ils	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
esignation as a non-executive director of Severn Trent Plc	SE Announcement	06-Aug-2003	✓				✓	Filed with SEC 21 August 2003
rent Plc Annual General Meeting 2003 – Resolutions	SE Announcement	21-Aug-2003	✓				✓	Filed with SEC 21 August 2003
ater's Draft AMP4 Business Plans	SE Announcement	28-Aug-2003	✓				✓	Filed with SEC 28 August 2003
Martin Houston as a non-executive Director of Severn Trent Plc	SE Announcement	28-Aug-2003	✓				✓	Filed with SEC 28 August 2003
c AGM - Special Resolutions	Co House Resolutions	30-Jul-2003		✓				
g Clare Tritton's Resignation as a non-executive Director of Severn Trent Plc	Co House Forms	30-Jul-2003		✓				
nt of 1,154 shares to participants who have exercised sharesave options	Co House Forms	12-Aug-2003		✓				
nt of 14,753 shares to participants who have exercised sharesave options	Co House Forms	12-Aug-2003		✓				
of Executive Share Option - Miles - 300 shares	Co House Forms	19-Aug-2003		✓				
c AGM - Resolutions relating to Political Donations, Remuneration Report and ot shares	Obligatory Ann	30-Jul-2003	✓					

03 SEP 25 7:21

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

Special Resolutions of the Company dated 30 July 2003

At the Annual General Meeting of the company held on 30 July 2003, at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ, the following resolutions were passed as Special Resolutions:-

1. **THAT** the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the next Annual General Meeting but it will end on 29 October 2004 if the next Annual General Meeting has not been held by then. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,224,491.

2. **THAT** the company is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its ordinary shares of 65 5/19 pence each, but:

    the company may not purchase more than 34,397,636 ordinary shares;

    the company may not pay less than 65 5/19 pence for each ordinary share;

    the company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company buys the shares;

    this authority will last from today until the company's next Annual General Meeting, but it will end on 29 October 2004 if the next Annual General Meeting has not been held by then; and

    the company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

....

Chairman

File number 082-02819

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary *(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))*

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	3 0	0 7	2 0 0 3

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	MRS.
*Honours etc	Q.C.
Forename(s)	CLARE
Surname	TRITTON

	Day	Month	Year
†Date of Birth	1 8	0 8	1 9 3 5

A serving director, secretary etc must sign the form below.

Signed X [signature] **Date** X 18·8·03

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GEMMA KNOWLES, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel 0121 722 4935

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	258	896	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	548p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Mr Kelvin Davenport		
Address	Flat 4,	Ordinary	383
	2-4 North Street		
	Whitwick UK Postcode LE67 5HA		
		Class of shares allotted	Number allotted
Name	Mrs Jennifer Mary Lakin		
Address	The Oaks, 187 Rolleston Road	Ordinary	347
	Burton – On – Trent		
	Staffordshire UK Postcode DE13 0LD		
		Class of shares allotted	Number allotted
Name	Mr Joseph Marchant		
Address	13 The Paddock	Ordinary	188
	Market Lavington		
	Wiltshire UK Postcode SN10 4BP		
		Class of shares allotted	Number allotted
Name	Mr Barry Talbot		
Address	8 Rudd Gardens	Ordinary	236
	Bentley Bridge Park		
	Wolverhampton UK Postcode WV10 0TL		
		Class of shares allotted	Number allotted
Name			
Address			
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 20. 8. 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/JN/8015 Tel: 01903 833280

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,894	11,824	1,035
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	535p	473p	799p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 14,753
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2.8.2003.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 5&7
Tel: 01903 833394
DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR MARTIN REGINALD MILES Address 47 BROOKS ROAD WYLDE GREEN SUTTON COLDFIELD WEST MIDLANDS UK Postcode B7 2 1 H R	Class of shares allotted Ordinary	Number allotted 300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 300

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________ **Date** 22.8.2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HB/EX3102 Tel: 01903 833415
DX number DX exchange

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 30 July 2003, at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ, the following resolutions, not concerning the ordinary business of the Annual General Meeting (as defined in the FSA Listing Rules) were passed:-

1. **THAT** the company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

   (b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

   (c) the company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

2. **THAT** the company's subsidiary, Severn Trent Water Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

   (b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) Severn Trent Water Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

3. **THAT** the company's subsidiary, Biffa Waste Services Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

   (b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

   (c) Biffa Waste Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

4. **THAT** the company's subsidiary, Biffa Waste Services SA, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

   (b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

   (c) Biffa Waste Services SA may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

5. **THAT** the company's subsidiary, Severn Trent Services Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) Severn Trent Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

6. **THAT** the remuneration report set out on pages 25 to 30 of the Annual Report and Accounts for the year ended 31 March 2003, a copy of which is appended to this Notice, be approved.

7. **THAT** the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the next Annual General Meeting but it will end on 29 October 2004 if the next Annual General Meeting has not been held by then. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,224,491.

....

Chairman